Investment Products Exchange-Traded Funds View Prospectuses and Reports Compare Mutual Funds and ETFs

TEQI Equity Income ETF*	Buy	0.18% as of 03/31/2026	9.54%	12.43%	8.68%	-	13.47% as of 08/04/2020	0.54%	0.54%	$50.91 as of 07/09/202
TFNS Financials ETF	Buy	-8.59% as of 03/31/2026	-	-	-	-	0.93% as of 05/05/2025	0.44%	0.44%	$28.47 as of 07/09/202
TFLR Floating Rate ETF	Buy	-0.34% as of 03/31/2026	5.70%	7.99%	-	-	7.93% as of 11/16/2022	0.61%	0.61%	$50.44 as of 07/09/202
TGLB Global Equity ETF	Buy	-4.37% as of 03/31/2026	-	-	-	-	-0.12% as of 05/07/2025	0.46%	0.46%	$29.23 as of 07/09/202
TGRT Growth ETF	Buy	-11.15% as of 03/31/2026	14.44%	-	-	-	17.65% as of 06/14/2023	0.38%	0.38%	$46.08 as of 07/09/202
TGRW Growth Stock ETF*	Buy	-11.81% as of 03/31/2026	13.09%	18.99%	6.82%	-	9.02% as of 08/04/2020	0.52%	0.52%	$47.49 as of 07/09/202
TMED Health Care ETF	Buy	-2.49% as of 03/31/2026	-	-	-	-	16.39% as of 05/05/2025	0.44%	0.44%	$35.26 as of 07/09/202
THEQ Hedged Equity ETF	Buy	-2.64% as of 03/31/2026	10.84%	-	-	-	9.68% as of 03/26/2025	0.73%	0.46%	$29.91 as of 07/09/202
THYM High Income Municipal ETF	Buy	0.46% as of 03/31/2026	-	-	-	-	0.86% as of 10/16/2025	0.32%	0.32%	$50.83 as of 07/09/202
TNXT Innovation Leaders ETF	Buy	- as of 03/31/2026	-	-	-	-	-9.92% as of 01/06/2026	0.49%	0.49%	$28.04 as of 07/09/202
TAXE Intermediate Municipal Income ETF	Buy	0.11% as of 03/31/2026	5.57%	-	-	-	4.37% as of 07/09/2024	0.24%	0.24%	$51.05 as of 07/09/202
TOUS International Equity ETF	Buy	0.20% as of 03/31/2026	20.43%	-	-	-	14.28% as of 06/14/2023	0.50%	0.50%	$38.33 as of 07/09/202
TIER International Equity Research ETF	Buy	0.32% as of 03/31/2026	-	-	-	-	13.88% as of 05/07/2025	0.38%	0.38%	$31.99 as of 07/09/202
TMNL Long Municipal Income ETF	Buy	0.32% as of 03/31/2026	-	-	-	-	0.61% as of 10/16/2025	0.26%	0.26%	$50.34 as of 07/09/202
TMSF Multi-Sector Income ETF	Buy	-0.61% as of 03/31/2026	-	-	-	-	0.62% as of 10/16/2025	0.37%	0.37%	$50.18 as of 07/09/202
TURF Natural Resources ETF	Buy	20.78% as of 03/31/2026	-	-	-	-	42.03% as of 05/05/2025	-	-	$31.28 as of 07/09/202

TAGG QM U.S. Bond ETF	Buy	-0.01% as of 03/31/2026	4.44%	3.79%	-	-	-0.07% as of 09/28/2021	0.08%	0.08%	$42.20 as of 07/09/202
TMNS Short Municipal Income ETF	Buy	0.41% as of 03/31/2026	-	-	-	-	1.00% as of 10/16/2025	0.18%	0.18%	$50.04 as of 07/09/202
TMSL Small-Mid Cap ETF	Buy	2.12% as of 03/31/2026	20.85%	-	-	-	15.13% as of 06/14/2023	0.55%	0.55%	$43.10 as of 07/09/202
TTEQ Technology ETF	Buy	-6.94% as of 03/31/2026	28.71%	-	-	-	14.00% as of 10/23/2024	0.63%	0.63%	$42.85 as of 07/09/202
TOTR Total Return ETF	Buy	-0.12% as of 03/31/2026	4.45%	3.99%	-	-	-0.37% as of 09/28/2021	0.32%	0.32%	$39.84 as of 07/09/202
TSPA U.S. Equity Research ETF*	Buy	-4.31% as of 03/31/2026	17.15%	19.14%	-	-	11.50% as of 06/08/2021	0.34%	0.34%	$47.53 as of 07/09/202
THYF U.S. High Yield ETF	Buy	-0.72% as of 03/31/2026	6.80%	8.23%	-	-	8.53% as of 10/25/2022	0.50%	0.50%	$51.40 as of 07/09/202
TBUX Ultra Short-Term Bond ETF	Buy	0.83% as of 03/31/2026	4.86%	5.86%	-	-	4.08% as of 09/28/2021	0.17%	0.17%	$49.80 as of 07/09/202
TVAL Value ETF	Buy	2.70% as of 03/31/2026	15.48%	-	-	-	15.33% as of 06/14/2023	0.33%	0.33%	$42.00 as of 07/09/202

*These ETFs are different from traditional ETFs.

*Traditional ETFs tell the public what assets they hold each day. These ETFs will not. This may create additional risks for your investment. For example:

■    You may have to pay more money to trade the ETF's shares. These ETFs will provide less information to traders, who tend to charge more for trades when they have less information.

■    The price you pay to buy ETF shares on an exchange may not match the value of the ETF's portfolio. The same is true when you sell shares. These price differences may be greater for these ETFs compared to other ETFs because it provides less information to traders.

■    These additional risks may be even greater in bad or uncertain market conditions.

■    These ETFs will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETFs. While the Proxy Portfolio includes some of the ETF's holdings, it is not the ETF's actual portfolio.

*The differences between these ETFs and other ETFs may also have advantages. By keeping certain information about the ETF secret, these ETFs may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF's performance. If other traders are able to copy or predict the ETF's investment strategy, however, this may hurt the ETF's performance.

For additional information regarding the unique attributes and risks of these ETFs, see the fund's prospectus.

**The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. View Prospectus

**T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

Performance data quoted represents past performance and does not guarantee future results; current performance may be higher or lower than performance quoted. Investment returns and principal value will fluctuate and shares, when sold, may be worth more or less than their original cost. For the most recent month-end performance, please click on the name of the fund above. Market returns are based on the midpoint of the bid/ask spread as of 4p.m. ET and do not represent returns an investor would receive if shares were traded at other times.

*T. Rowe Price equity ETFs based on existing mutual fund strategies publish a daily Proxy Portfolio, a basket of securities designed to closely track the daily performance of the actual portfolio holdings. While the Proxy Portfolio includes some of the ETFs holdings, it is not the actual portfolio. Daily portfolio statistics will be provided as an indication of the similarities and differences between the Proxy Portfolio and the actual holdings. The Proxy Portfolio and other metrics, including Portfolio Overlap, are intended to provide investors and traders with enough information to encourage transactions that help keep the ETF's market price close to its net asset value (NAV). There is a risk that market prices will differ from the NAV, ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility and, therefore, may cost investors more to trade.

*Although the ETF seeks to benefit from keeping its portfolio information confidential, others may attempt to use publicly available information to identify the ETF’s investment and trading strategy. If successful, these trading practices may have the potential to reduce the efficiency and performance of the ETF.

† Investors should note that the fund's short-term performance is highly unusual and unlikely to be sustained.

[7] Average annual returns represent changes to the NAV and accounts for distributions from the fund.

[8] Market returns are based on the midpoint of the bid/ask spread as of 4p.m. ET and do not represent returns an investor would receive if shares were traded at other

[9] The gross expense ratio reflects the fund expenses as stated in the fee table of the fund's prospectus prior to the deduction of any waiver or reimbursement. The net expense ratio reflects fund expenses after the deduction of any waiver or reimbursement. If a fund has an active contractual expense limitation, the expiration date can be found by clicking on the information tooltip next to the net expense ratio. Expense ratios are as of the most recent prospectus.

***The T. Rowe Price Active Crypto ETF's only ordinary recurring expense is the Sponsor's annual management fee applied to the NAV of the fund. The Expense Ratios shown in the columns above for T. Rowe Price Active Crypto ETF reflect the sponsor's annual management fee as of the most recent prospectus.

Returns for periods less than one year are not annualized. For funds less than one year old, the Since Inception return figure is not annualized and represents an aggregate return.

Crypto investing is relatively new and involves risks including, but not limited to, extreme price volatility from trading activity, regulatory uncertainty, lightly or unregulated oversight, security breaches, fraud or otherwise.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

4858611

Investor Relations
Responsibility
Form CRS
Accessibility Statement
Customer Agreement
Glossary
Market Data Disclosure

Find us on: Facebook X YouTube LinkedIn Instagram

Do Not Sell or Share My Personal Information

The funds referred to in this website are offered and sold only to persons residing in the United States and are offered by prospectus only. The prospectuses include investment objectives, risks, fees, expenses, and other information that you should read and consider carefully before investing. T. Rowe Price Investment Services, Inc. ("TRPIS") is a broker-dealer registered with the SEC and is Member FINRA and Member SIPC. T. Rowe Price Associates, Inc. ("TRPA") and T. Rowe Price Investment Management, Inc. ("TRPIM"), registered with the SEC, are investment advisers to T. Rowe Price strategies, ETFs and mutual funds. TRPIS, TRPA and TRPIM are subsidiaries of T. Rowe Price Group, Inc.

Download a mutual fund prospectus or ETF prospectus.

Check the background of this firm on FINRA's BrokerCheck.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators are trademarks of T. Rowe Price Group, Inc. All other trademarks are the property of their respective owners. Use does not imply endorsement, sponsorship, or affiliation of T. Rowe Price with any of the trademark owners.

Feedback